EXHIBIT (a)(8)

FOR IMMEDIATE RELEASE	CONTACT:	Maria L. Bouvette
President and CEO
Porter Bancorp, Inc.
(502) 499-4800

PORTER BANCORP COMMENCES EXCHANGE OFFER FOR

CITIZENS FIRST CORPORATION

LOUISVILLE, Ky. (October 23, 2009) – Porter Bancorp, Inc. (NASDAQ: PBIB) announced today that it has commenced an exchange offer to acquire all of the outstanding common shares of Citizens First Corporation (NASDAQ: CZFC) for $9.00 per share. CZFC shareholders will have an option to receive $9.00 in cash, or 0.5686 Porter common shares, or $4.50 in cash and 0.2843 Porter common shares. The exchange offer is scheduled to expire at 5:00 P.M., ET, on December 22, 2009, unless extended or terminated.

On October 15, 2009, Porter Bancorp announced that it had entered into option agreements to purchase approximately 15.8% of the Citizens First common stock for $9.00 per share, raising its beneficial ownership to 19.7% of the outstanding Citizens First common stock. At that time, Porter Bancorp also renewed its ongoing invitation to Citizens First’s board of directors to discuss a possible business combination. In the absence of a response, Porter Bancorp has decided to present its offer directly to the shareholders of Citizens First.

“We believe this proposed transaction makes compelling business sense for both Porter Bancorp and Citizens First and is in the best interests of our respective shareholders,” said Porter’s President and Chief Executive Officer Maria L. Bouvette. “The transaction is financially and strategically beneficial for Porter Bancorp because it provides us with a great opportunity to expand our customer base and provide the convenience of additional ATM and branch locations to both new and existing customers.”

“Our $9.00 per share offer gives Citizens First shareholders an economic return significantly greater than the recent trading price of their shares. Citizens First stock has not traded at the $9.00 level in over a year and was trading at less than half this amount prior to Porter Bancorp’s announcement,” concluded Ms. Bouvette.

The acceptance of the exchange offer and the exercise of the options by Porter Bancorp are both conditioned upon Porter Bancorp obtaining regulatory approval for the purchases and acquiring the right to purchase at least 51% of Citizens First common shares. Porter Bancorp plans to file applications with the Federal Reserve and the Kentucky Department of Financial Institutions in the near future.

J.J.B. Hilliard, W.L. Lyons, LLC is serving as information agent for the exchange offer. It is anticipated that information about the exchange offer will be delivered to CZFC shareholders within ten days.

-MORE-

PBIB Commences Exchange Offer for Citizens First Corporation

October 23, 2009

Citizens First Corporation is the bank holding company for Citizens First Bank, which operates eleven branch locations in Bowling Green, Franklin, Glasgow, Horse Cave and Munfordville, Kentucky. In a recent press release, Citizens First reported assets of $342 million and total deposits of $276 million as of September 30, 2009.

About Porter Bancorp, Inc.

Porter Bancorp, Inc., a bank holding company headquartered in Louisville, Kentucky, had $1.7 billion in assets as of September 30, 2009. Through Porter’s subsidiary PBI Bank, it operates 18 full service banking offices in 11 counties in Kentucky. Porter Bancorp’s common stock is traded on the Nasdaq Global Market under the symbol “PBIB.”

Additional Information

This communication is not an offer to sell, or a solicitation of an offer to buy, shares of Porter Bancorp common stock, or the solicitation of any proxies from Citizens First shareholders. The description of the exchange offer contained in this press release is not intended to be a full or detailed description of the terms or conditions of the exchange offer. Porter Bancorp has filed a registration statement, including the prospectus/offer to exchange, with the Securities and Exchange Commission (the “SEC”), regarding the exchange offer. This communication is not a substitute for the prospectus/offer to exchange. INVESTORS AND SECURITY HOLDERS OF PORTER BANCORP AND CITIZENS FIRST ARE URGED TO READ PROSPECTUS/OFFER TO EXCHANGE FILED WITH THE SEC CAREFULLY IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The prospectus/offer to exchange is available for free, both on the SEC Web site (www.sec.gov) and from Porter Bancorp by contacting C. Bradford Harris, Executive Vice President and Corporate General Counsel, Porter Bancorp, Inc., 2500 Eastpoint Parkway, Louisville, Kentucky 40223. Telephone: (502) 499-4800.

In addition to the registration statement and prospectus/offer to exchange, Porter Bancorp files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Porter Bancorp at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC’s other public reference rooms in New York and Chicago. Please call the SEC at 1 800 SEC 0330 for more information on the public reference rooms. Porter Bancorp SEC filings also are available to the public from commercial document retrieval services and at www.sec.gov.

All information in this communication concerning Citizens First was obtained from public sources. While Porter Bancorp has no knowledge that any such information is inaccurate or incomplete, Porter Bancorp has not had the opportunity to verify any of that information.

Forward-Looking Statements

Statements in this press release relating to Porter Bancorp’s plans, objectives, expectations or future performance are forward-looking statements. These forward-looking statements are based on management’s current expectations. Porter Bancorp’s actual results in future periods may differ materially from those currently expected due to various risks and uncertainties, including those discussed in the “Risk Factors” section of the prospectus/offer to exchange and the Company’s subsequent periodic reports filed with the Securities and Exchange Commission.

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